SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on May 7, 2026.

By letter dated May 7, 2026, the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the fiscal year	in million ARS
	03/31/2026	03/31/2025
Results of the fiscal year (Nine month period)	231,308	77,358
Attributable to:
Shareholders of the controlling company	121,665	30,061
Non-controlling interest	109,643	47,297

2. Other comprehensive income for the fiscal year	in million ARS
	03/31/2026	03/31/2025
Other comprehensive income for the fiscal year (Nine month period)	(31,848)	(102,218)
Attributable to:
Shareholders of the controlling company	(11,034)	(36,501)
Non-controlling interest	(20,814)	(65,717)

3. Total comprehensive income for the fiscal year	in million ARS
	03/31/2026	03/31/2025
Total comprehensive income for the fiscal year (Nine month period)	199,460	(24,860)
Attributable to:
Shareholders of the controlling company	110,631	(6,440)
Non-controlling interest	88,829	(18,420)

4. Equity details	in million ARS
	03/31/2026	03/31/2025
Share Capital	707	598
Treasury shares	2	7
Comprehensive adjustment of capital stock and of treasury shares	355,727	355,720
Warrants	-	29,849
Share Premium (i)	517,864	448,529
Premium for trading of treasury shares	(50,862)	(39,174)
Legal Reserve	60,003	54,056
Special Reserve (Resolution CNV 609/12)	329,149	326,855
Cost of treasury share	(2,365)	(14,026)
Conversion reserve	(44,548)	(49,455)
Reserve for securities issued by the Company acquisition	3,421	3,421
Other reserves Retained earnings (i)	34,180 103,764	(8,033) 10,834
Shareholders’ Equity attributable to controlling company’s shareholders	1,307,042	1,119,181
Non-controlling interest	1,507,749	1,401,051
Total shareholder's equity	2,814,791	2,520,232

(i) Within the framework of the analysis and review of certain accounting records related to shareholders’ equity, the Company’s Management detected, as of June 30, 2025, an error in the calculation of the inflation adjustment of the share premium related to the exercise of warrants carried out during the fiscal years ended June 30, 2024, 2023, and 2022. As a result, the previously issued financial statements were retroactively restated with respect to the exercise of warrants, recognizing a positive adjustment (gain).

Pursuant to Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 709,308,309 (including treasury shares) whose shareholding composition is divided into 648,742,437 registered, non-endorsable ordinary shares with a par value of ARS 1 each and entitled to 1 vote each, issued and duly registered, and 60,565,872 registered, non-endorsable ordinary shares with a par value of ARS 1 each and entitled to 1 vote each, pending registration. Total shares outstanding is 709,251,964.

The Company's market capitalization as of March 31, 2026, was approximately USD 902.2 million (70,930,830 ADS with a price per ADS of USD  12.72).

As of March 31, 2026, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA), Consultores Venture Capital Uruguay S.A.(CVCU) and Agroinvestment S.A., owns 277,485,211 shares, accounting for 39.12% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A. is a company incorporated and domiciled at Zabala 1422, piso 2, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay.

In addition, we report that as of March 31, 2026, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA, Agroinvestment S.A. and CVCU, and the treasury shares, the remaining shareholders held 431,766,753 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 60.88% of the issued and subscribed capital stock (substracting treasury shares).

Below are the highlights for the Second Quarter of the Fiscal Year ended  March 31, 2026:

●
Net income for the first nine months of 2026 amounted to ARS 239,741 million, compared to ARS 46,497 million in the same period of the previous year, while Adjusted EBITDA from rental segments reached ARS 232,327 million in the first nine months of 2026, increasing 4.6% year-over-year, with solid performance across all three segments: shopping malls, offices, and hotels.

●
In the Shopping Malls segment, revenues and Adjusted EBITDA increased by 2.4% and 2.0%, respectively, during the first nine months of fiscal year 2026, driven by higher base rent and other fixed components.

●
We maintained 100% occupancy in our premium office portfolio during the third quarter, while the Hotels segment continued to show a recovery in revenue and EBITDA levels.

●
During the quarter, we launched a new 15,350 sqm GLA office building at Polo Dot (northern area of the City of Buenos Aires), which will expand and integrate the Zetta building, with Mercado Libre as the main tenant. We also continued advancing the construction of the Distrito Diagonal shopping mall in La Plata and the Del Plata building in downtown Buenos Aires.

●
During the quarter, we executed swap agreements for two new lots at Ramblas del Plata for USD 11.3 million and continued advancing infrastructure works at the plot, while awaiting project definition and the start of construction of the first buildings, expected in the next fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 7, 2026
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